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FORM 4
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           STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.   Name and Address of Reporting Person

     (a)  Ross Financial Corporation
          P.O. Box 31363-SMB
          Cayman Islands, BWI

     (b)  Dart, Kenneth B.
          P.O. Box 31363-SMB
          Cayman Islands, BWI

     (c)  STS Limited
          P.O. Box 31363-SMB
          Cayman Islands, BWI
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2.   Issuer Name and Ticker or Trading Symbol

     The Liposome Company, Inc
     LIPO
     CUSIP# 536310105
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3.   IRS or Social Security Number of Reporting Person (Voluntary)
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4.   Statement for Month/Year        August, 1999
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5.   If Amendment, Date of Original (Month/Day/Year)  May 15, 1997
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6.   Relationship of Reporting Person(s) to Issuer (Check all
     applicable)

     (_) DIRECTOR
     (X) 10% OWNER
     (_) OFFICER (GIVE TITLE BELOW)
     (_) OTHER (SPECIFY BELOW)
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7.   Individual or Joint/Group Filing (Check applicable line)

     (_) Form filed by One Reporting Person
     (X) Form filed by More than One Reporting Person
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TABLE I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned
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1.   Title of Security

     CLASS A COMMON STOCK
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2-4

Transaction Date   Transaction     Securities Acquired (A) or
                      Code              Disposed of (D)

(Month/Day/Year)                     Amount    A/D    Price

 8/ 2/99               S             2,500    D       28.125
 8/ 2/99               S             2,846    D       27.8125
 8/ 2/99               S             2,154    D       27.8115
 8/ 2/99               S             2,846    D       27.75
 8/ 2/99               S             5,000    D       27.75
 8/ 2/99               S            10,000    D       27.75
 8/ 2/99               S             5,000    D       27.75
 8/ 2/99               S             3,500    D       27.75
 8/ 2/99               S             6,154    D       27.75
 8/ 2/99               S            10,000    D       27.625
 8/ 2/99               S            20,000    D       27.5
 8/ 3/99               S             3,846    D       28.8125
 8/ 3/99               S             6,154    D       27.8125
 8/ 3/99               S            13,846    D       27.75
 8/ 3/99               S             5,000    D       27.75
 8/ 3/99               S             6,154    D       27.75
 8/ 3/99               S             3,846    D       27.6875
 8/ 3/99               S             6,154    D       27.6875
 8/ 3/99               S            10,000    D       27.375
 8/ 3/99               S             2,500    D       27.00
 8/ 3/99               S             2,500    D       26.875
 8/ 3/99               S             2,500    D       26.625
 8/ 3/99               S             6,346    D       26.5
 8/ 3/99               S             1,154    D       26.5
 8/ 3/99               S             5,000    D       26.25
 8/ 3/99               S            18,846    D       26.125
 8/ 3/99               S            16,154    D       26.125
 8/ 3/99               S            10,000    D       26.0625
 8/ 3/99               S             1,346    D       26.00
 8/ 3/99               S             2,500    D       26.00
 8/ 3/99               S             5,000    D       26.00
 8/ 3/99               S             5,000    D       26.00
 8/ 3/99               S             6,154    D       26.00
 8/ 5/99               S             5,000    D       26.75
 8/ 5/99               S             8,846    D       26.50
 8/ 5/99               S            63,000    D       26.50
 8/ 5/99               S             8,154    D       26.50
 8/ 5/99               S             1,846    D       26.375
 8/ 5/99               S            10,000    D       26.375
 8/ 5/99               S             3,154    D       26.375
 8/ 6/99               S             9,846    D       26.50
 8/ 6/99               S             7,500    D       26.50
 8/ 6/99               S            10,000    D       26.50
 8/ 6/99               S            22,654    D       26.50
 8/ 9/99               S            12,346    D       26.375
 8/ 9/99               S             7,654    D       26.375
 8/11/99               S             5,000    D       26.625
 8/11/99               S            22,500    D       26.375

5.   Amount of Securities Beneficially Owned at End of Month.

          8,945,846
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6.   Ownership Form:  Direct (D) or Indirect (I)

     Direct       Ross Financial Corporation   8,945,846 (D)

     Indirect     Kenneth B. Dart              8,945,846 (I)

     Indirect     STS Limited                  8,945,846 (I)
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7.   Nature of Indirect Beneficial Ownership

     By Ross Financial Corporation
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Page 1
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

               NONE.
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Explanation of Responses:

Kenneth B. Dart is the 100% shareholder of STS, Limited.  STS,
Limited is the 100% shareholder of Ross Financial
Corporation. Ross Financial Corporation owns all of the securities directly.

Ross Financial Corporation

By:  Kenneth B. Dart, Its President
Dated:  September 9, 1999

STS Limited

By:  Kenneth B. Dart, Its President
Dated:  September 9, 1999

Kenneth B. Dart
Dated:  September 9, 1999
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